EXHIBIT 99.1

Innate Pharma Presents Lacutamab Improved Health-Related Quality Of Life Data At Ash 2024 From TELLOMAK Phase 2 Study In Patients With Cutaneous T Cell Lymphoma

Marseille, France, December 9, 2024, 7:00 A.M. CET

•Findings reveal promising early signs that lacutamab may help alleviate some of the most distressing symptoms of cutaneous T cell lymphomas

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced new data highlighting the quality-of-life improvements observed in patients with cutaneous T-cell lymphoma (CTCL) treated with lacutamab in the TELLOMAK Phase 2 clinical study. These data were presented at the 66th American Society of Hematology (ASH) Annual Meeting in San Diego, California.

The TELLOMAK study addresses a critical unmet need for patients with advanced-stage CTCL, particularly Sézary syndrome (SS) and mycosis fungoides (MF), who often experience debilitating symptoms such as severe itching and recurrent skin infections that profoundly impact their physical and social well-being.

Patients with relapsed or refractory CTCL face limited treatment options and often report lower health-related quality of life, particularly those in advanced stages. TELLOMAK's findings reveal promising signs that lacutamab may help alleviate some of the most distressing symptoms of this disease early on treatment. The TELLOMAK trial enrolled 163 patients with advanced CTCL, including 56 with SS and 107 with MF. The study’s quality of life measures included the Visual Analogue Scale (VAS) for itch intensity and the Skindex-29 score, a validated tool for assessing the impact of skin conditions on patient quality of life.

“These findings underscore the potential of lacutamab for patients with advanced CTCL, particularly Sézary syndrome and mycosis fungoides, who face severe symptoms and limited treatment options. The promising results, including sustained itch reduction and improved skin symptoms, offer hope for enhancing quality of life. We are excited about lacutamab’s potential to bring meaningful relief to patients enduring this challenging disease,” commented Dr Pierluigi Porcu, Director, Division of Medical Oncology and Hematopoietic Stem Cell Transplantation Thomas Jefferson University, and principal investigator in the TELLOMAK study.

“We are encouraged by the data showing that lacutamab may help alleviate some of the most distressing symptoms of cutaneous T cell lymphomas. We remain committed to bringing lacutamab to patients in need and we remain focused on exploring all pathways forward to ensure this potential treatment reaches those who could benefit from it. Our dedication to addressing the unmet needs of patients continues to drive our efforts,” added Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma.

Health-related quality of life findings from the TELLOMAK Phase 2 study

Sézary Syndrome Patients (n=56)

•Patient Profile: Median age of 69, advanced disease (67.9% with erythema covering over 80% body surface area), and a median of five prior systemic therapies, high score of pruritus (VAS 6.2) and severe Skindex-29 score (52.7) at baseline.

•Improvement in Itch intensity: From Week 5, patients experienced a reduction in itch intensity, with a clinically significant 2-point decrease on the VAS scale to mild by Week 13 (VAS<4), which was sustained over time.

•Reduction in Skin-Related Symptoms: Patients reported notable improvements on the Skindex-29 scale, beginning as early as Week 5 (Skindex 38.7). Scores continued to decrease to mild then low score (Skindex 27.8 by Week 13 and Skindex 14.4 by Week 45), indicating sustained improvements in skin-related symptoms over time.

Mycosis Fungoides Patients (n=107)

•Patient Profile: Median age of 62, less advanced disease (15.9% T4 stage), and a median of four prior systemic therapies, high score of pruritus (VAS 6) and severe Skindex-29 score (56.3) at baseline.

•Improvement in Itch intensity: from Week 5 (VAS 5), with a deeper improvement observed from Week 37 (<4) onward.

•Reduction in Skin-Related Symptoms: Skindex-29 scores also showed early reductions from Week 5 with less severe score (Skindex 46.3), with more pronounced decreases to moderate score by Week 29 (Skindex 38.8) then low score, reflecting gradual yet meaningful improvement in symptoms affecting daily life.

Translational analysis of the TELLOMAK Phase 2 study.

In addition, data on the translational analysis from the study in patients with R/R Sézary Syndrome were presented at the 66th ASH Annual Meeting.

The results show lacutamab induced early and deep depletion of KIR3DL2-expressing circulating tumor cells (CTCs) irrespective of the baseline blood tumor burden. Blood response correlated with the percentage of KIR3DL2 expression on CTCs. In addition, lacutamab induced depletion of skin KIR3DL2+ CD4+ cells regardless of their density and percentage among CD4+ T cells, which occur prior to the median time to skin response. The patients responding to lacutamab in skin have higher baseline CD68+ CD16+ macrophage density suggesting antibody-dependent cell phagocytosis is a mechanism of action of lacutamab in skin.

These data confirm at a translational level the activity of lacutamab, and its potential as a compelling future treatment option for SS patients with high unmet medical need.

The presentation and poster will be available in the publication section of Innate Pharma’s website.

About Lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and in the United States for the treatment of CTCL.

About TELLOMAK

TELLOMAK (NCT03902184) is a global, open-label, multi-cohort Phase 2 clinical trial in patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:

•Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

•Cohort 2: lacutamab being evaluated as a single agent in patients with MF that express KIR3DL2, as determined at baseline with a Simon 2-stage design.

•Cohort 3: lacutamab being evaluated as a single agent in patients with MF that do not express KIR3DL2, as determined at baseline, with a Simon-2 stage design.

•All comers: lacutamab being evaluated as a single agent in patients with both KIR3DL2 expressing and non-expressing MF to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay under development as a companion diagnostic.

The trial is fully enrolled. The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, overall survival, quality of life, pharmacokinetics and immunogenicity and adverse events.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC).

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA
LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.Wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouille
Tel. : +33 (0)1 44 71 00 15
innate@newcap.eu